Calgary, Alberta

March 10, 2010

NEWS RELEASE:

Paramount Resources Ltd.

Financial and Operating Results for the Year Ended December 31, 2009

Paramount Resources Ltd. (TSX:  POU) ("Paramount" or the "Company") announces its financial and operating results for the year ended December 31, 2009.

Financial and Operating Highlights (1)
	Three months ended December 31			Year ended December 31
($ millions, except as noted)	2009	2008	% Change	2009	2008	% Change
Financial
Petroleum and natural gas sales	45.0	54.7	(18)	161.7	318.1	(49)
Funds flow from operations	18.8	68.2	(72)	60.3	179.6	(66)
Per share – diluted ($/share)	0.27	1.01	(73)	0.90	2.65	(66)
Net earnings (loss)	(46.4)	(150.5)	69	(97.9)	(116.6)	16
Per share – diluted ($/share)	(0.67)	(2.23)	70	(1.46)	(1.72)	15
Exploration and development capital expenditures	21.5	63.1	(66)	93.4	170.8	(45)
Investments - market value(2)				342.9	249.9	37
Total assets				1,102.0	1,144.6	(4)
Net debt				50.9	97.5	(48)
Common shares outstanding (thousands)				72,058	66,741	8
Operating
Sales volumes
Natural gas (MMcf/d)	47.0	53.4	(12)	51.8	61.0	(15)
Oil and NGLs (Bbl/d)	3,673	3,298	11	3,580	3,594	-
Total (Boe/d)	11,514	12,202	(6)	12,207	13,764	(11)
Gas weighting	68%	73%	5	71%	74%	3

Average realized price
Natural gas ($/Mcf)	4.85	7.43	(35)	4.44	8.64	(49)
Oil and NGLs ($/Bbl)	71.00	60.04	18	59.50	95.12	(37)

Reserves (3)
Proved plus probable
Natural gas (Bcf)				155.0	163.9	(5)
Crude oil and NGLs (MBbl)				8,667	9,062	(4)
Total (MBoe)				34,493	36,379	(5)
Estimated future net revenue before tax @ 10%
Proved				365.5	445.7	(18)
Proved plus probable				549.6	659.7	(17)
Net undeveloped land (thousands of acres)				1,151	1,221	(6)
Net wells drilled	3	9	(66)	21	38	(45)

(1)

Readers are referred to the advisories concerning non-GAAP measures and oil and gas measures and definitions in the “Advisories” section of this document.

(2)

Based on the period-end closing prices of publicly traded enterprises and book value of the remaining investments.

(3)

Working interest reserves before royalty deductions, using forecast prices and costs.

2009 Overview

▪

Funds flow from operations in 2009 decreased by $119.3 million from the prior year due primarily to the impact of lower realized commodity prices and lower production, partially offset by lower royalties, operating costs and general and administrative expenses.

▪

Paramount’s net loss in 2009 was $97.9 million versus a net loss of $116.6 million in the prior year. The current year loss included the impacts of lower commodity prices and lower production and higher tax expense. The prior year loss included $96.9 million of Strategic Investment write downs.

Principal Properties

▪

Petroleum and natural gas sales declined by $156.4 million, of which $126.0 million was due to lower prices and $30.4 million was due to lower sales volumes.

▪

Netback before settlements of financial commodity contracts decreased by $112.0 million to $70.5 million in 2009 due to lower revenues, partially offset by lower royalties and operating expenses.

▪

Operating expenses decreased by 21 percent to $56.7 million in 2009. Operating expenses per Boe decreased 11 percent to $12.72 in 2009 from $14.31 in 2008.

▪

The Kaybob COU drilled 13 (5.7 net) wells and tied in 16 (8.6 net) wells in 2009. New wells were drilled on existing locations in Smoky and Resthaven, which reduced drilling and completion costs.

▪

The Grande Prairie COU drilled six (5.1 net) wells in 2009. Drilling activity focused on the deep gas project at Karr-Gold Creek, where two new Montney wells were brought on production and a Nikanassin well was recompleted.

▪

The Northern COU drilled and tied in three (3.0 net) wells in 2009. The Company also received Crown land use permits to carry out its planned eight (7.3 net) well drilling program for 2010.

▪

The Southern COU completed a Bakken well in the third quarter of 2009 that was drilled in 2008. Although Paramount’s drilling program has not met expectations, recent drilling and completion results of other operators in the region have been positive, and Paramount is assessing the impact of this on future plans for the Company’s North Dakota lands.

▪

Added 3.5 MMBoe of proved reserves and 2.6 MMBoe of proved plus probable reserves, including technical revisions and economic factors.

Strategic Investments

▪

The Company completed a $30.4 million drilling rig financing and the proceeds were used to reduce the credit facility balance.

▪

Paramount moved two drilling rigs to Alberta from North Dakota, which are being used in the Grande Prairie and Kaybob COU’s drilling programs.

▪

Paramount invested $5.0 million in Redcliffe Exploration Inc., a publicly traded oil and gas company.

▪

The Company drilled seven additional oil sands evaluation wells at Hoole for $2.0 million and commenced a $10 million drilling and evaluation program for 2010.

Paramount Resources Ltd. │ 2009

Corporate

▪

Paramount closed a public offering and private placements of an aggregate of 6,000,000 Common Shares for gross proceeds of $93.8 million.

▪

Corporate general and administrative costs decreased 35 percent to $14.7 million from $22.6 million in 2008.

▪

The Company purchased 615,600 Common Shares for $4.2 million at an average cost of $6.85 per share under the Company’s Normal Course Issuer Bid.

Review of Operations

Year ended December 31	2009			2008			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	18.9	470	3,615	18.2	576	3,606	0.7	(106)	9
Grande Prairie	7.5	960	2,204	9.7	628	2,241	(2.2)	332	(37)
Northern	14.7	548	3,006	18.2	768	3,796	(3.5)	(220)	(790)
Southern	10.7	1,602	3,380	14.1	1,619	3,969	(3.4)	(17)	(589)
Other	–	–	2	0.8	3	152	(0.8)	(3)	(150)
Total	51.8	3,580	12,207	61.0	3,594	13,764	(9.2)	(14)	(1,557)

PRINCIPAL PROPERTIES

Kaybob

The Kaybob Corporate Operating Unit (“Kaybob COU”) produces natural gas, natural gas liquids (“NGLs”), and crude oil in West Central Alberta. The core natural gas producing areas in the Kaybob COU include Musreau, Resthaven and Smoky, with incremental crude oil produced in the Kakwa, Musreau and Smoky areas. The Kaybob COU pursues multiple Deep Basin gas horizons which are high pressure, liquids rich, tight gas formations with large reservoir potential and is permitted to complete multiple formations and commingle production in the wellbore in most of this region.

Total sales for the Kaybob COU averaged 3,615 Boe/d in 2009, comprised of 18.9 MMcf/d of natural gas and 470 Bbl/d of crude oil and NGLs. Sales volumes in 2009 were similar to 2008, as production from new wells replaced natural declines from existing wells. Production in the Kaybob COU was impacted by the decision to delay initial production of two (2.0 net) new wells from March until early November due to low natural gas prices.

Capital expenditures, excluding land, in the Kaybob COU for 2009 were approximately $40 million, and were focused on drilling 13 (5.7 net) wells and the completion, equipping and tie-in of wells drilled in 2009 and late 2008. The 2009 drilling program included two (2.0 net) Smoky gas wells that incorporated horizontal multistage fracture stimulations, five (2.2 net) gas wells in Kakwa, two (0.7 net) of which were brought on production during the year and three (1.3 net) gas wells in Resthaven that were brought on production during the year.

The majority of the Kaybob COU 2010 capital investment will be focused in the Musreau, Resthaven, and Smoky areas and will continue to target multiple Cretaceous formations. The Kaybob COU plans to drill 12 (7.3 net) wells during the 2010 drilling season, complete and tie-in wells that were drilled in prior years and recomplete additional horizons in several wells. The drilling program includes one horizontal Dunvegan well in the Resthaven area which finished drilling in early January, two horizontal wells targeting the Dunvegan formation in the Smoky area and one horizontal well targeting the Falher formation in the Musreau area.

The Kaybob COU continues to focus on reducing per-well costs and increasing reserves recoveries. These efforts include drilling five wells from locations with existing wells in this winters drilling program and performing larger multi-stage fracture stimulations, with the expectation that higher production rates and increased recoverable reserves will result. In February 2010 regulations were changed, permitting the drilling of up to four wells per section in the Kaybob COU’s core areas. The revised regulations allow Paramount to drill up to 1,000 (600 net) wells without making applications for increased well density. The Deep Basin continues to be a core area for Paramount, and as project economics improve, is expected to be a significant growth platform for the Company over the next five to ten years.

Grande Prairie

The Grande Prairie Corporate Operating Unit (“Grande Prairie COU”) produces natural gas, NGLs, and crude oil in the Peace River Arch area of Alberta. Primary natural gas producing areas in the Grande Prairie COU include properties at Mirage and a new longer-term deep basin development in the Karr-Gold Creek area targeting liquids rich tight gas. The primary crude oil producing property in the Grande Prairie COU is in the deep, light, sweet oil trend at Crooked Creek.

Total sales for the Grande Prairie COU averaged 2,204 Boe/d in 2009, comprised of 7.5 MMcf/d of natural gas and 960 Bbl/d of crude oil and NGLs. Sales volumes in 2009 were similar to 2008 as incremental production at Crooked Creek and Karr-Gold Creek offset natural declines in Mirage and Ante Creek.

At Crooked Creek, Good Production Practice waterflood commenced in December 2008, resulting in working interest volumes increasing from approximately 500 Boe/d to over 700 Boe/d in late-2009. Production from Karr-Gold Creek increased during the year as wells drilled in 2008 and 2009 were brought on production.

Capital expenditures, excluding land, in the Grande Prairie COU for 2009 were $45 million, focused on the Karr-Gold Creek development and facility expansion. Paramount also acquired approximately 24,000 net acres of undeveloped land at Karr-Gold Creek and Valhalla (2008 - 24,000 net acres), including considerable acreage in the Nikanassin sweet gas play in the area.

At Karr-Gold Creek, three (3.0 net) horizontal multistage fracture stimulated wells were drilled in the lower Montney reservoir during 2009. Two of the wells were completed and tied in during 2009 and the third is planned to be tied in during the first quarter of 2010. As of December 31, 2009 production from the new wells was constrained due to facility limitations. In February 2010, facility compression was doubled to 8 MMcf/d of raw gas. Additional facility and infrastructure expansions are planned in the area in 2010, pending an evaluation of 2009 / 2010 winter drilling and completion results. Other Karr-Gold Creek development in the year included the completion of one (1.0 net) Nikanassin tight gas well, which was tied in to sweet gas facilities acquired by Paramount subsequent to year-end.

In 2009, the Grande Prairie COU also drilled two (1.1 net) Montney wells at Valhalla. One (0.5 net) horizontal well is currently on production and one (0.6 net) vertical well is expected to be tied in during the second half of 2010. The wells were completed using similar horizontal multistage fracture stimulation technology to that used at Karr-Gold Creek.

The Grande Prairie COU’s planned capital program for 2010 is focused on the Montney and Nikanassin reservoirs in the Karr-Gold Creek area, including drilling critical pool defining wells and expanding facilities, and further drilling and development of Montney opportunities at Valhalla.

Paramount Resources Ltd. │ 2009

Northern

The Northern Corporate Operating Unit (“Northern COU”) includes properties in Northwest Alberta, Northeast British Columbia, and extends into the Cameron Hills and Fort Liard areas of the Northwest Territories. The primary focus of the Northern COU remains at Cameron Hills in the Northwest Territories, where this property accounts for a significant portion of the corporate operating unit’s total natural gas, crude oil and NGLs production. Other significant natural gas producing properties in the Northern COU are located at Bistcho and Haro in Northwest Alberta and Clarke Lake in Northeast British Columbia.

Total sales for the Northern COU averaged 3,006 Boe/d in 2009, comprised of 14.7 MMcf/d of natural gas and 548 Bbl/d of crude oil and NGLs. Volumes decreased in 2009 by 21 percent from 2008 primarily as a result of natural declines, and to a lesser degree, because of the shut-in of properties. The decision to delay the tie-in of one (1.0 net) well due to low commodity prices also impacted 2009 production.

The Northern COU’s capital expenditures for 2009 were approximately $8 million, excluding land. During 2009, three (3.0 net) gas wells were drilled, tied in and brought on production in the Bistcho area of which two remain on stable production with the third producing intermittently due to water contact issues. The majority of field activities for the Northern COU occurred in the first quarter of 2009 because of restricted seasonal access.

In 2010, Paramount anticipates drilling up to eight (7.3 net) operated oil wells in the Cameron Hills area. The first well is expected to be completed and tied in during the first quarter of 2010, with the remainder being completed in the first quarter of 2010 and tied in during 2011. Production and follow-up development drilling associated with these wells will occur in subsequent years, pending an evaluation of the 2010 drilling results.

Southern

The Southern Corporate Operating Unit (“Southern COU”) produces crude oil and natural gas in Southern Alberta, Montana and North Dakota. The Southern COU’s core areas are comprised of the gas producing Chain / Craigmyle field near Drumheller, Alberta and the oil producing area near Medora, North Dakota.

The Southern COU produced 3,380 Boe/d in 2009 comprised of 10.7 MMcf/d of gas and 1,602 Bbl/d of crude oil and NGLs, a decrease of 589 Boe/d from 2008 due primarily to declines in natural gas production in Alberta, partially offset by an increase in oil production in the United States.

Capital expenditures, excluding land, for the Southern COU in 2009 were approximately $7 million, the majority of which related to the completion of a Bakken well in North Dakota.

In the Chain region, the Southern COU significantly reduced capital spending from previous years, as a result of weak gas prices. The main focus of the Southern COU in 2009 was to reduce operating costs without significantly reducing production. Paramount shut in one electric compressor and idled a gas plant which reduced operating costs by approximately $1 million for 2009 with only a minor impact on gas production.

In 2010, the Southern COU anticipates drilling 22 (16.0 net) wells in Alberta, including 17 (11.7 net) shallow gas wells in the Chain area.

In the United States, Paramount operates as Summit Resources Inc. (“Summit”), a wholly-owned subsidiary. In North Dakota, Summit produces oil from the Mission Canyon, Bakken, Birdbear, Duperow, Stonewall and Red River formations. Drilling results and commodity prices caused Summit to delay the 2009 drilling program, limiting activities to a single completion performed in the third quarter of 2009 of a well drilled in 2008. The results of the completion were lower than anticipated, and the well continues to recover fracture fluid.

Paramount continues to believe its North Dakota properties represent an important component of the Company. Although Paramount’s drilling program has not met expectations, recent drilling and completion results of other operators in the region have been positive, and Paramount is assessing the impact of this on future plans for the Company’s North Dakota lands.

Paramount Resources Ltd. │ 2009

STRATEGIC INVESTMENTS

Paramount’s Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, dispositions, or future revenue generation. These investments represent an important component of the total value of the Company. Paramount’s significant Strategic Investments are described below.

Oil Sands and Carbonate Bitumen

Paramount’s land position includes approximately 175,000 acres of oil sands leases (approximately 172,000 net acres), prospective for oil sands bitumen and carbonate bitumen. Included in this acreage is approximately 48 contiguous sections (30,680 acres) of 100 percent owned in-situ oil sands leases in the Hoole area of Alberta (the “Hoole Properties”), situated within the western portion of the Athabasca Oil Sands region.

In recent years, Paramount commenced the delineation and evaluation of the Hoole Properties. From 2004 to 2008, Paramount drilled seven oil sands evaluation wells to evaluate the Wabiskaw and Grand Rapids formations. During 2008, the Company commissioned an independent resource evaluation of the Hoole Properties. The evaluation was conducted by the Company’s independent reserves evaluator, McDaniel & Associates Consultants Ltd. (“McDaniel”). McDaniel estimated that as of August 1, 2008 the Hoole Properties contained approximately 458 million barrels of contingent bitumen resources (Best Estimate P50) having a discounted future net revenue of $1.4 billion (before income tax, PV10, Best Estimate P50, updated for January 1, 2009 pricing) from the Grand Rapids formation. Additional information concerning the McDaniel evaluation is contained in Paramount’s 2009 Annual Information Form.

During 2009, the Company continued to delineate the Hoole Properties, drilling an additional seven evaluation wells for a total cost of $2 million. Paramount has budgeted $10 million for 2010 to drill additional delineation wells and to begin aspects of project development, including preliminary facility design and a water study. The Company expects to submit an application for regulatory approval in 2011 to commence a pilot project.

Shale Gas

Paramount’s land position includes considerable acreage in Northeast British Columbia and the Northwest Territories prospective for shale gas from the Horn River Basin and the Liard Basin.

The Company is in the early stages of evaluating the potential of its acreage in this emerging shale play. Paramount has been actively monitoring industry activity in the Horn River and Liard Basins where operators are applying multi-stage fracturing technology to maximize production rates and reserves recoveries and commencing the development of infrastructure to process and transport production.

Paramount has received regulatory approval to drill its first shale gas well in the Horn River Basin, and currently plans to drill the well in the first quarter of 2011.

Paramount Resources Ltd. │ 2009

Drilling Rigs

Paramount owns three custom built triple-sized drilling rigs. During 2009, two of the drilling rigs were relocated to Alberta from the United States and are being used in the Company’s drilling programs in the Grande Prairie and Kaybob COUs. The third rig remains in North Dakota.

Investments

Paramount continues to hold investments in the securities of a number of public and private entities, which are summarized as of December 31, 2009 below:

	Shares / Units Owned	Market Value(1)
	(millions)	($/share or unit)	($ millions)
Trilogy Energy Trust(2)	24.0	8.59	$ 206.1
MEG Energy Corp.	3.7	27.50	101.8
MGM Energy Corp.	43.8	0.29	12.5
Other(3)			22.5
Total			$ 342.9

(1)

Based on the period-end closing price of publicly traded investments and book value of remaining investments.

(2)

On February 5, 2010, Trilogy Energy Trust converted from an income trust to a corporation named Trilogy Energy Corp.   See below for further details.

(3)

Includes Redcliffe Exploration Inc., NuLoch Resources Inc., Paxton Corporation, and other public and private corporations.

Trilogy Energy Trust

Trilogy Energy Trust was a publicly traded Canadian energy trust formed through the 2005 spinout of certain assets of Paramount in the Kaybob and Marten Creek areas of Central Alberta. On February 5, 2010, Trilogy Energy Trust converted from an income trust structure to a corporate structure whereby all of the outstanding trust units of Trilogy Energy Trust were exchanged for shares of Trilogy Energy Corp.

Pursuant to the conversion transaction, Paramount received 12.8 million common shares and 11.3 million non-voting shares of Trilogy Energy Corp. in exchange for the 24.1 million trust units owned at the conversion date, resulting in Paramount holding 21 percent of the economic interest in the corporation immediately following the conversion. Trilogy Energy Corp. non-voting shares are essentially the same as Trilogy Energy Corp. common shares except they do not have voting rights.

Trilogy Energy Corp. is a publicly traded Canadian petroleum and natural gas-focused corporation that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids. Its core areas include producing assets in the Kaybob and Grande Prairie areas and the corporation is active in developing its substantial inventory of low-risk development opportunities.

Paramount Resources Ltd. │ 2009

MEG Energy Corp.

MEG Energy Corp. (“MEG”) is a privately-owned company based in Calgary, Alberta solely focused on oil sands development in the Athabasca region of Alberta. MEG owns a 100 percent working interest in over 800 square miles of oil sands leases. Two commercial projects have been identified, the first is the Christina Lake Regional Project, estimated by MEG’s independent reserve engineers to be capable of producing over 200,000 Bbl/d of bitumen on a sustained basis for over 30 years. The second project is in the Surmont area, estimated by MEG’s independent reserve engineers to be capable of producing 50,000 Bbl/d of bitumen on a sustained basis for over 30 years.

Paramount acquired its ownership interest in MEG in 2007 as partial consideration for the sale of certain oil sands leases and related properties to MEG.

MGM Energy Corp.

MGM Energy Corp. (“MGM Energy”) is a Canadian energy company focused on the acquisition and development of hydrocarbon resources in the Northwest Territories. The company's business strategy is to acquire interests in prospective lands and existing discoveries in the Canadian North, and to employ current technology in exploring those lands, with the ultimate intention of developing projects that will ship hydrocarbons through the Mackenzie Valley pipeline, when built.

MGM Energy was formed through the 2007 spinout by Paramount of certain farm-in rights and other assets in the Northwest Territories.

Outlook

Paramount's 2010 exploration and development budget is $130 million, excluding land purchases. The 2010 budget will focus on drilling and facility construction at Karr-Gold Creek in the Grande Prairie COU and Deep Basin opportunities in the Kaybob COU. In addition to the exploration and development budget, the Company has planned a $10 million oil sands drilling and evaluation program in the Hoole area. The Company has flexibility within its current capital plan to increase or decrease spending, depending upon future economic conditions, among other factors. Based on current production levels, market conditions, and the current exploration and development budget, 2010 annual average production is expected to be approximately 13,000 Boe/d.

Paramount Resources Ltd. │ 2009

Fourth Quarter Review

Netback

Three months ended December 31	2009	2008
Revenue	45.0	54.7
Royalties	(7.4)	(7.0)
Operating expense and production tax	(12.5)	(18.5)
Transportation expense	(3.4)	(4.0)
Netback	21.7	25.2
Settlements of financial commodity contracts	1.7	42.4
Netback including settlements of financial commodity contracts	23.4	67.6
Netback including settlements of financial commodity contracts ($/Boe)	22.13	60.22

Funds Flow from Operations

Three months ended December 31	2009	2008
Cash flow from operating activities	21.3	71.6
Change in non-cash working capital	(2.5)	(3.4)
Funds flow from operations	18.8	68.2
Funds flow from operations ($/Boe)	17.75	60.73

Paramount’s fourth quarter sales volumes of 11,514 Boe/d consisted of 47.0 MMcf/d (2008 – 53.4 MMcf/d) of natural gas and 3,673 Bbl/d (2008 – 3,298 Bbl/d) of oil and NGLs, generating revenue of $45.0 million, a decrease of $9.7 million from the prior year comparable quarter due to lower natural gas prices and production volumes, partially offset by higher oil and NGL prices and production.

Fourth quarter royalties increased to $7.4 million in 2009 compared to $7.0 million in 2008, primarily as a result of higher oil royalties in the Grande Prairie and Southern COUs, partially offset by lower natural gas royalties due to lower natural gas revenue. The decrease in operating expenses in the fourth quarter of 2009 compared to the prior year is primarily related to higher prior year workover and equalization costs in the Grande Prairie COU, higher prior year equalization costs in the Northern COU and includes the impacts of lower oilfield service costs in 2009.

Funds flow from operations in the fourth quarter of 2009 decreased by $49.4 million to $18.8 million compared to $68.2 million in 2008, primarily due to a $40.7 million decrease in receipts from settlements of financial commodity contracts and a $9.7 million decrease in revenue.

Fourth quarter exploration and development expenditures of $21.5 million were primarily related to the Grande Prairie COU’s Karr-Gold Creek deep gas program and drilling horizontal wells in the Kaybob COU.

Subsequent Event

In January 2010 Paramount closed an acquisition of oil and gas properties and facilities in the Karr-Gold Creek area of Grande Prairie for $8.1 million.

Paramount Resources Ltd. │ 2009

Reserves

Paramount’s reserves for the year ended December 31, 2009 were evaluated by McDaniel and prepared in accordance with National Instrument 51-101 definitions, standards and procedures.

Paramount’s working interest reserves and before tax net present value of future net revenues for the year ended December 31, 2009 using forecast prices and costs are as follows:

	Gross Proved and Probable Reserves (1)				Before Tax Net Present Value (1)
	Natural Gas	Light & Medium Crude Oil	Natural Gas Liquids	Total	($ millions)
					Discount Rate
Reserves Category	(Bcf)	(MBbl)	(MBbl)	(MBoe)	0%	10%	15%
Canada
Proved
Developed Producing	68.1	2,195	807	14,348	380.8	282.8	251.3
Developed Non-producing	18.2	98	338	3,471	57.7	31.8	26.0
Undeveloped	3.7	-	-	613	10.8	3.8	1.9
Total Proved	90.0	2,293	1,146	18,432	449.3	318.4	279.3
Total Probable	64.2	1,037	556	12,299	350.3	164.0	129.0
Total Proved plus Probable Canada	154.2	3,330	1,702	30,731	754.6	482.4	408.2

United States
Proved
Developed Producing	0.5	2,728	80	2,894	77.1	47.5	40.3
Developed Non-producing	-	-	-	1	(0.4)	(0.3)	(0.3)
Undeveloped	-	-	-	-	-	-	-
Total Proved	0.5	2,728	80	2,896	76.6	47.1	40.0
Total Probable	0.2	800	29	866	45.2	20.1	15.5
Total Proved plus Probable USA	0.8	3,528	108	3,762	121.8	67.2	55.5

Total Company
Total Proved	90.5	5,020	1,225	21,328	525.9	365.5	319.3
Total Probable	64.5	1,837	585	13,165	350.5	184.1	144.4
Total Proved plus Probable	155.0	6,857	1,810	34,493	876.4	549.6	463.7

(1)  Columns may not add due to rounding

(2)   Refer to the oil and gas measures and definitions under the heading “Advisories” in this document.

Paramount Resources Ltd. │ 2009

Reserves Reconciliation

The following table sets forth the reconciliation of Paramount's working interest reserves for the year ended December 31, 2009 using forecast prices and costs:

	Proved Reserves			Probable Reserves			Proved & Probable Reserves
	Natural Gas	Oil and NGLs	Boe(3)	Natural Gas	Oil and NGLs	Boe(3)	Natural Gas	Oil and NGLs	Boe(3)
	Bcf	MBbl	MBoe	Bcf	MBbl	MBoe	Bcf	MBbl	MBoe
January 1, 2009	95.8	6,278	22,244	68.1	2,784	14,136	163.9	9,062	36,379
Extensions and discoveries	11.2	541	2,405	7.4	246	1,479	18.6	787	3,884
Technical revisions	2.7	738	1,194	(2.7)	(645)	(1,095)	-	94	100
Economic factors	(0.3)	(3)	(60)	(8.3)	36	(1,355)	(8.7)	32	(1,415)
Production (1)	(18.9)	(1,307)	(4,456)	-	-	-	(18.9)	(1,307)	(4,456)
December 31, 2009(2)	90.5	6,245	21,328	64.5	2,422	13,165	155.0	8,667	34,493

(1)

Excludes production from royalty interests.

(2)

Columns and rows may not add due to rounding.

(3)

Refer to the oil and gas measures and definitions under the heading “Advisories” in this document.

Proved and probable reserves were reduced by 1,415 MBoe in 2009 because of economic factors related primarily to a property in the Northern COU, where reductions in forecast prices resulted in reserves being considered uneconomic.

Finding and Development Costs(1)

($ millions, except as noted)	Proved	Proved Plus Probable
Geological and geophysical	$ 5.2	$ 5.2
Drilling and completions	65.1	65.1
Production equipment and facilities	23.1	23.1
Exploration and development expenditures	93.4	93.4
Land	6.4	6.4
Change in future capital	(8.2)	(24.7)
Total finding and development capital	$ 91.6	$ 75.2
Net reserves additions (2) (MBoe)	3,540	2,569
Finding and development costs ($/Boe)	$ 25.88	$ 29.27

(1) Refer to the oil and gas measures and definitions under the heading “Advisories” in this document.

(2) Extensions and discoveries plus technical revisions plus economic factors.

Paramount Resources Ltd. │ 2009

Finding and Development Costs
($/Boe)	2009	2008	2007	3 Year Average
Proved	$ 25.88	$ 142.03	$ 120.86	$ 96.26
Proved plus Probable(1)	$ 29.27	$ 366.31	$ N/A	$ 197.79

(1)  2007 proved and probable finding and development costs not applicable due to negative technical revisions.

Land

The following table summarizes the Company’s land position at December 31:

(thousand of acres)	2009			2008
	Gross	Net	Average Working Interest	Gross	Net	Average Working Interest
Undeveloped land	1,620	1,151	71%	1,754	1,221	70%
Acreage assigned reserves	588	304	52%	598	319	53%
Total	2,208	1,455	66%	2,352	1,540	65%
Value of undeveloped land(1) ($ millions)		$145.1			$150.3

 (1) Based on McDaniel & Associates Consultants Ltd. appraisal summary of acreage evaluation

Reserves Disclosure

The tables presented in this press release set forth information relating to Paramount’s working interest share of reserves and present values as at December 31, 2009. The reserves are reported using forecast prices and costs. The reserves information presented herein is based on an independent reserve evaluation report prepared by McDaniel dated February 16, 2010 with an effective date of December 31, 2009, and has been prepared in accordance with National Instrument 51-101 (using McDaniel forecast prices and costs). Complete NI 51-101 reserves disclosure including after-tax reserve values, reserves by major property and abandonment costs will be included in the Company’s Annual Information Form.

ADDITIONAL INFORMATION

A copy of Paramount’s complete results for the year ended December 31, 2009 including Management’s Discussion and Analysis and Consolidated Financial Statements can be obtained at http://media3.marketwire.com/docs/310plink.pdf. This report will also be made available through Paramount’s website at www.paramountres.com and SEDAR at www.sedar.com.

Paramount will file its Annual Information Form (“AIF”) for the year ended December 31, 2009, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators shortly. Paramount also will file its Form 40-F with the Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system in the United States shortly. An electronic copy of Paramount’s 40-F may be obtained on Paramount’s profile at http://www.sec.gov/edgar.shtml.

Paramount Resources Ltd. │ 2009

ABOUT PARAMOUNT

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

Paramount Resources Ltd. │ 2009

Advisories

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information in this document includes references to:

▪

expected production volumes;

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planned exploration and development budget;

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budget allocations and capital spending flexibility;

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planned per well cost reduction and improved reserve recovery in the Kaybob COU;

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expected future plans relating to the North Dakota properties;

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expected drilling programs, well tie-ins, facility expansions and the timing thereof;

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planned timing of the application for regulatory approval of the Hoole pilot project; and

▪

reserve and resource estimates.

Forward-looking information is based on a number of assumptions. In addition to any other assumptions identified in this document, assumptions have been made regarding: future oil and gas prices remaining economic and provisions for contingencies being adequate. Assumptions have also been made relating to production levels from existing wells and exploration and development plans based on management’s experience, historical trends, current conditions and anticipated future developments.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking information. The material risks and uncertainties include, but are not limited to:

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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the uncertainty of estimates and projections relating to future production, costs and expenses;

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the ability to secure adequate product processing, transportation and storage;

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the uncertainty of exploration, development and drilling;

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operational risks in exploring for, developing and producing crude oil and natural gas, and the timing thereof;

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the ability to obtain equipment, services, supplies and personnel in a timely manner;

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potential disruption or unexpected technical difficulties in designing, developing or operating new or existing facilities;

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risks and uncertainties involving the geology of oil and gas deposits;

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the uncertainty of reserves and resource estimates;

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the ability to generate sufficient cash flow from operations and other sources of financing at an acceptable cost to meet current and future obligations;

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changes to the status or interpretation of laws, regulations or policies;

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the timing of governmental or regulatory approvals;

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changes in general business and economic conditions;

▪

uncertainty regarding aboriginal land claims and co-existing with local populations; and

▪

the effects of weather.

The foregoing list of risks is not exhaustive. Additional information concerning these and other factors which could impact Paramount are included in Paramount’s most recent Annual Information Form. The forward-looking information contained in this document is made as of the date hereof and, except as required by applicable securities law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Paramount Resources Ltd. │ 2009

Non-GAAP Measures

In this document "Funds flow from operations", "Funds flow from operations - per Boe", "Funds flow from operations per share - diluted", "Netback", "Netback including settlements of financial commodity contracts" and "Net Debt", collectively the "Non-GAAP measures", do not have any standardized meanings as prescribed by GAAP. They are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. Netback equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of Net Debt in the liquidity and capital resources section of Management’s Discussion and Analysis. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP. The Non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

Oil and Gas Measures and Definitions

This document contains disclosure expressed as “Boe”, “MBoe” and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Contingent Resources - Those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans.

Best Estimate - There may be significant risk that Contingent Resources will not achieve commercial production, however a range of potentially recoverable quantities is presented independent of such risk.  A low estimate indicates a conservative estimate. It is likely that the actual remaining quantities recovered will exceed the low estimate. A best estimate indicates a most likely estimate.  It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate.  A high estimate indicates an optimistic estimate.  It is unlikely that the actual remaining quantities recovered will exceed the high estimate.

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

www.paramountres.com

Phone: (403) 290-3600

Fax: (403) 262-7994

Paramount Resources Ltd. │ 2009